==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                   Avaya Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   053499 10 9
               -------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------

                                Scott A. Arenare
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                              Andrew R. Brownstein
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


                                December 23, 2002
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                               Page 1 of 14 Pages

 ==============================================================================

CUSIP No. 053499 10 9           Schedule 13D/A                    Page 2 of 14


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      Warburg, Pincus Equity Partners, L.P.
                      I.R.S. IDENTIFICATION NO. 13-3986317
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                      [ ]
--------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                -0-
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    68,522,121*

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    -0-

  Person With       ------------------------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 68,522,121*
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         68,522,121*

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            17.8%*

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING*
                PN
--------------------------------------------------------------------------------




-------------------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP No. 053499 10 9           Schedule 13D                      Page 3 of 14


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      Warburg, Pincus & Co.
                      I.R.S. IDENTIFICATION NO. 13-6358475
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                      [ ]
--------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                -0-
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    72,510,181*

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    -0-

  Person With       ------------------------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 72,510,181*
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             72,510,181*

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.8%*

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING*
                PN
--------------------------------------------------------------------------------




-------------------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP No. 053499 10 9           Schedule 13D                      Page 4 of 14




--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      Warburg Pincus LLC
                      I.R.S. IDENTIFICATION NO. 13-3536050
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                      [ ]
--------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                -0-
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    72,510,181*

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    -0-

  Person With       ------------------------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 72,510,181*
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             72,510,221*

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.8%*

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON REPORTING*
                OO
--------------------------------------------------------------------------------




-------------------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP No. 053499 10 9           Schedule 13D                      Page 5 of 14


                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

            Reference is made to the Statement on Schedule 13D filed on October 12, 2000 on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"), as amended by Amendment No. 1 thereto filed on March 12, 2002 and by Amendment No. 2 thereto filed on March 21, 2002 (as so amended, the "Schedule 13D"). This Amendment No. 3 to the Schedule 13D amends the Schedule 13D as follows.

            All capitalized terms used without definition in this Amendment No. 2 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

ITEM 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

            The total amount of funds that will be required by the Investors to purchase LYONs in the Offer will be furnished from the working capital of each Investor.

ITEM 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

            On December 23, 2002, pursuant to the terms of the Backstop Agreement, dated as of December 23, 2002 (the "Backstop Agreement"), by any among Avaya Inc. (the "Issuer") and WPEP, WPNEPI, WPNEPII and WPNEPIII (collectively, the "Warburg Pincus Funds," and together with the Issuer, the "Offerors"), the Offerors commenced an offer (the "Offer") to exchange up to an aggregate of $660,542,000 aggregate principal amount at maturity of the Issuer's Liquid Yield Option(TM) Notes due 2021 (the "LYONs") for an aggregate of 67,995,334 shares of Common Stock and $200,000,000 in cash.

      The Offerors' are making the Offer because they believe that the Offer, if completed at this time and fully subscribed for, including the related transactions, would help the Issuer in the following ways:

- the Issuer's outstanding indebtedness would be reduced, resulting in a capital structure that would provide the Issuer greater flexibility, including to react to changing market and industry conditions;

- given current market conditions, the cost to the Issuer of retiring any LYONs pursuant to the Offer would be lower than the amount the Issuer would have to pay if it were required to repurchase such LYONs pursuant to their terms on October 31, 2004; and

- the Warburg Pincus Funds' $100 million commitment to purchase and convert LYONs would enable the Issuer to retire a greater amount of the outstanding LYONs

CUSIP No. 053499 10 9           Schedule 13D                      Page 6 of 14

         than it otherwise could on its own. Because of constraints contained in the Issuer's existing credit facility, the Issuer is prohibited from paying in excess of $100 million in cash to repurchase LYONs.

      The Warburg Pincus Funds are participating in the Offer at this time because they currently hold a substantial amount of Common Stock and would likely suffer substantial dilution if the Issuer were required to repurchase LYONs on October 31, 2004, assuming the restrictions in the Issuer's credit facility remain in effect and the Common Stock continues to trade at current market levels. The Warburg Pincus Funds are also participating in the Offer because of the arrangements in the Backstop Agreement among the Issuer and the Warburg Pincus Funds, described below.

      In the Backstop Agreement, the Warburg Pincus Funds and the Issuer agreed that, among other things:

- the Offer would be commenced on, or as soon as reasonably practicable following, the date of the Backstop Agreement;

- the Issuer would make available up to an aggregate of $100 million in cash to be exchanged for LYONs;

- the Issuer would make available the shares of Common Stock to be exchanged for LYONs in the Offer;

- the Warburg Pincus Funds would make available up to an aggregate of $100 million in cash to exchange for LYONs;

- upon the execution of the Backstop Agreement, the Issuer would issue to the Warburg Pincus Funds four year Series C Warrants (the "Series C Warrants") to purchase an aggregate of 7,355,824 shares of Common Stock at an exercise price of $3.50 per share, which warrants are immediately exercisable and contain customary anti-dilution adjustments;

- as of not less than 11th business day following the expiration of the Offer, the Issuer would adjust to $.01 the exercise price per share, and, if necessary, the number of shares of Common Stock that may be purchased upon exercise, of the Series A and Series B Warrants currently held by the Warburg Pincus Funds, so that the Warburg Pincus Funds may purchase, when combined with the number of shares of Common Stock into which the LYONs purchased by the Warburg Pincus Funds are converted in accordance with their terms, and subject to certain limitations, an aggregate number of shares of Common Stock equal to (a) the sum of the amount of cash provided by the Warburg Pincus Funds and used to purchase LYONs in the Offer, plus the amount of cash paid by the Warburg Pincus Funds to the Issuer upon exercise of the Series A and Series B Warrants, divided (b) by 90% of the volume-weighted average trading price of a share of Common Stock on the NYSE during the five NYSE trading days ending on and including the second NYSE trading day prior to the expiration of the Offer, but in no event less than $1.78 or greater than $2.68;

CUSIP No. 053499 10 9           Schedule 13D                      Page 7 of 14

- subject to certain limitations, as of not less than 11 business days following the expiration of the Offer, the Issuer would issue to the Warburg Pincus Funds Series D Warrants (the "Series D Warrants"), identical to the Series C Warrants except that they would have a term between three and five years and a per share exercise price between 125% and 150% of the Market Value of a share of Common Stock, in each case as determined by the Warburg Pincus Funds in their sole discretion, where the number of shares of Common Stock for which the Series D Warrants would be exercisable depends on the market prices of the Common Stock as well as the amount of cash contributed by the Warburg Pincus Funds and used to purchase LYONs in the Offer;

- not less than 11 business days following the expiration of the Offer, the Warburg Pincus Funds would convert the LYONs purchased by the Warburg Pincus Funds into shares of Common Stock; and

- not less than 11 business days following the expiration of the Offer, the Warburg Pincus Funds would exercise, for cash, a portion of the adjusted Series A and Series B warrants held by the Warburg Pincus Funds.

      The obligations of the Issuer and the Warburg Pincus Funds to accept LYONs for purchase in the Offer and to complete the other transactions contemplated by the Backstop Agreement are subject to a number of conditions, including among others:

-     the effectiveness of the registration statement relating to the Offer;

- the expiration of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection the issuance of Common Stock to the Warburg Pincus Funds;

- the approval for listing on the NYSE of the Common Stock required to be issued;

- the absence of any suit, action, arbitration or proceeding challenging the transactions;

- the absence of any material adverse effect on the Issuer's business or properties;

- the absence of any federal, state, local or foreign law, statute, rule or regulation or any rule or listing requirement of any national stock exchange that makes the transactions illegal;

- the absence of (1) any general suspension of trading in securities on the NYSE, (2) a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) a commencement of war or other calamity involving the United States that would reasonably be expected to have a material adverse effect on the capital markets of the United States, (4) any limitation (whether or not mandatory) by any United States government authority on the extension of credit by banks or other lending institutions, (5) a change in the general financial, bank or other capital market conditions that materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans,

CUSIP No. 053499 10 9           Schedule 13D                      Page 8 of 14

      (6) a decline of at least 20% in the Standard & Poor's
      500 Index, or (7) in the case of any of the foregoing existing at the date of the Offer, a material acceleration or worsening thereof;

- the remaining in effect of the Private Letter Ruling obtained from the I.R.S. in connection with the Issuer's separation from Lucent Technologies Inc.; and

-     certain other conditions set forth in the Backstop Agreement.

      In the Backstop Agreement, each of the Issuer and the Warburg Pincus Funds made a number of customary representations and warranties and a number of customary covenants.

      The Issuer further agreed that the Warburg Pincus Funds would be entitled to designate one individual for election to the Issuer's board of directors, so long as the Warburg Pincus Funds own an aggregate of 26 million shares of Common Stock. If the Warburg Pincus Funds contribute at least $25 million for the purchase of LYONs in the Offer, they may designate an additional director, which individual cannot be an affiliate of the Warburg Pincus Funds, so long as they own an aggregate of 26 million shares of Common Stock.

      In addition, the Issuer agreed to provide the Warburg Pincus Funds with customary registration rights with respect to other shares of Common Stock owned by the Warburg Pincus Funds, the Series A, Series B, Series C and Series D Warrants, and the shares of Common Stock issuable upon the exercise of those warrants, and the shares of Common Stock that the Warburg Pincus Funds acquire upon conversion of the LYONs.

      The Warburg Pincus Funds further agreed with the Issuer that:

- the Warburg Pincus Funds, their controlled affiliates and other affiliated investment funds, would not, prior to August 8, 2005, acquire additional shares of Common Stock that, together with shares already owned by them, would exceed the greater of (1) 29.9% of the outstanding shares of Common Stock, and (2) the number of shares of Common Stock that are beneficially owned by the Warburg Pincus Funds following the completion of the transactions contemplated by the Backstop Agreement;

- the Warburg Pincus Funds would vote any shares of Common Stock in excess of 25% of the outstanding shares of Common Stock, but less than 29.9%, in a manner proportionate to all other shares of Common Stock voting.

- until (a) the occurrence of a "change of control," as defined in the indenture relating to the Issuer's senior secured notes, the repayment of the Issuer's senior secured notes or the elimination of the provisions allowing holders of the Issuer's senior secured notes to require redemption of the Issuer's senior secured notes upon a change of control and (b) the earliest to occur of a change of control event specified in the Issuer's credit agreement or the elimination or inapplicability of such provision, they would not vote any shares of Common Stock in excess of 29.9% of the Issuer's outstanding voting power; and

CUSIP No. 053499 10 9           Schedule 13D                      Page 9 of 14

- the Warburg Pincus Funds would refrain from taking specified actions that would affect the tax treatment of the Issuer's separation from Lucent.

      The Issuer agreed to indemnify and hold harmless the Warburg Pincus Funds and their respective members and employees from any losses arising out of material misstatements or omissions in the documents delivered to holders of LYONs in the Offer, and from any decision by the Issuer to terminate the Offer. The Issuer further agreed to reimburse the Warburg Pincus Funds for any attorneys' fees incurred in connection with any challenge to the Offer or any related transaction as well as for up to $300,000 of out-of-pocket fees and expenses incurred in connection with the Offer, in addition to any filing fees related to filing under the HSR Act. The Warburg Pincus Funds agreed to indemnify and hold harmless the Issuer and its officers, directors, employees and controlling persons from any losses arising out of or based upon any material misstatements or omissions in information supplied by the Warburg Pincus Funds in writing specifically for inclusion or incorporation into the documents delivered to holders of LYONs in the Offer.

      The Backstop Agreement may be terminated at any time prior to the expiration of the Offer: (a) by the Issuer, in its sole and absolute discretion;
(b) upon the mutual agreement of the Issuer and the Warburg Pincus Funds; (c) by the Warburg Pincus Funds if any of the conditions to the exchange offer are not satisfied as of the expiration of the Offer; and (d) by either the Issuer or the Warburg Pincus Funds, if the Offer is terminated prior to the purchase of LYONs or if a governmental authority has issued a final order prohibiting the Offer or the related transactions.

      Subject to the terms of the Backstop Agreement and applicable law, following the completion of the Offer or the termination of the Backstop Agreement, the Warburg Pincus Funds may make open market purchases of the LYONs and the common stock.

ITEM 5.     Interest in Securities of the Issuer.
------------------------------------------------

Item 5 of the Schedule 13D is replaced with the following:

(a) The Reporting Entities beneficially own shares of Common Stock by virtue of the Investors' ownership of an aggregate of 53,050,000 shares of Common Stock and of the Series A, Series B and Series C Warrants, which are immediately exercisable for an aggregate of 19,460,181 shares of Common Stock. As of December 23, 2002, WP and WP LLC each beneficially owned an aggregate of 72,510,181 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Also as of that date, WPEP beneficially owned 68,522,121 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Of the shares beneficially owned by WP and WP LLC, 3,988,060 shares represent the aggregate shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Common Stock that are beneficially owned by these entities.

CUSIP No. 053499 10 9           Schedule 13D                      Page 10 of 14

     Assuming the full exercise of the Series A, Series B and Series C Warrants, as of December 23, 2002, the 72,510,181 shares of Common Stock beneficially owned by the Reporting Entities represented approximately 18.8% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants (based on 365,801,780 shares of Common Stock outstanding as of November 29, 2002 as set forth in the Issuer's Annual Report on Form 10-K for the year ended September 30, 2002).

     Assuming the full exercise of the Series A, Series B and Series C Warrants, as of December 23, 2002, the 68,522,121 shares of Common Stock beneficially held by WPEP represented approximately 17.8% of the outstanding shares of Common Stock.

     Assuming the full exercise of the Series A, Series B and Series C Warrants, as of December 23, 2002, the estimated 3,988,060 shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII represented 1.1% of the aggregate shares of Common Stock beneficially owned by the Reporting Entities.

(b) The Reporting Entities have beneficial ownership over 72,510,181 shares of Common Stock, of which WPEP will have beneficial ownership over 68,522,121 shares of Common Stock and WPNEPI, WPNEPII and WPNEPIII have beneficial ownership of 3,988,060 shares of Common Stock. Of these 72,510,181 shares of Common Stock, 53,050,000 shares are represented by the shares of Common Stock and the balance of 19,460,181 are represented by shares of Common Stock purchasable upon full exercise of the Series A, Series B and Series C Warrants. WPEP, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with WP LLC and WP.

(c) Except as described herein, during the last sixty days there were no transactions in shares of Common Stock effected by the Reporting Entities or, to the best of their knowledge, by any of the persons set forth on
     Schedule I to the Schedule 13D. This does not include Henry B. Schacht, who is on leave of absence from WP.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. This does not include Henry
     B. Schacht, who is on leave of absence from WP. This also does not include vested options to purchase 29,838 shares of Common Stock received by Jeffrey A. Harris, a partner in WP and Managing Director of WP LLC, in his capacity as a former Director of the Company.

(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

            A description of the terms of the Backstop Agreement is set forth in
Item 4 above.

CUSIP No. 053499 10 9           Schedule 13D                      Page 11 of 14

ITEM 7.     Material to be Filed as Exhibits.
--------------------------------------------

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

5. Backstop Agreement, dated as of December 23, 2002, by and among Avaya Inc. and the Investors

CUSIP No. 053499 10 9           Schedule 13D                      Page 12 of 14

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2002


                                    WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                    By:  Warburg, Pincus & Co.,
                                        its General Partner

                                        By:   /s/ Scott A. Arenare
                                            ----------------------------------
                                              Name:  Scott A. Arenare
                                              Title:    Partner


                                    WARBURG, PINCUS & CO.

                                    By:    /s/ Scott A. Arenare
                                         -------------------------------------
                                        Name:  Scott A. Arenare
                                        Title:    Partner


                                    WARBURG PINCUS LLC

                                    By:    /s/ Scott A. Arenare
                                         -------------------------------------
                                        Name:  Scott A. Arenare
                                        Title:    Member


                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                       PARTNERS I, C.V.

                                    By:  Warburg, Pincus & Co.,
                                         its General Partner

                                        By:    /s/ Scott A. Arenare
                                             ---------------------------------
                                                Name:  Scott A. Arenare
                                                Title:    Partner

CUSIP No. 053499 10 9           Schedule 13D                      Page 13 of 14

                                        WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS II, C.V.

                                    By:  Warburg, Pincus & Co.,
                                        its General Partner

                                        By:    /s/ Scott A. Arenare
                                             ---------------------------------
                                              Name:  Scott A. Arenare
                                              Title:    Partner


                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS III, C.V.

                                    By:  Warburg, Pincus & Co.,
                                        its General Partner

                                        By:    /s/ Scott A. Arenare
                                             ---------------------------------
                                              Name:  Scott A. Arenare
                                              Title:    Partner

CUSIP No. 053499 10 9           Schedule 13D                      Page 14 of 14

                                  EXHIBIT LIST


5. Backstop Agreement, dated as of December 23, 2002, by and among Avaya Inc. and the Investors